June 6, 2016

VIA EDGAR AND FEDEX

Kristi Marrone

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Apollo Commercial Real Estate Finance, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 26, 2016
File No. 1-34452

Dear Ms. Marrone:

On behalf of Apollo Commercial Real Estate Finance, Inc., a Maryland corporation (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 24, 2016 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2015 (the “Form 10-K”).

The Company’s responses to the comments of the Staff contained in the Comment Letter are set out below in the order in which the comments were set out in the Comment Letter and are numbered accordingly. Defined terms used herein but not otherwise defined have the meanings given to them in the Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	We note your response to prior comment 1. Given the increase in your portfolio during the fiscal year ended December 31, 2015, particularly for your commercial mortgage loans and subordinate loans, we continue to believe that the impact of changes in interest income and expense attributable to changes in volume and rate provides relevant information through which an investor can assess your performance. Additionally, we note from disclosure on page 45 that you consider changes in market interest rates to be a key factor that impacts your operating results. In that regard, please further explain to us why you believe disclosure detailing the impact of changes in interest income and expense attributable to changes in both volume and rate is not relevant to your business, or include this disclosure in future filings to the extent material.

Company Response:

The Staff’s comment is noted, and the Company will include disclosure describing the impact of changes in both volume and rate on interest income and expense in the future filings to the extent applicable. For the year ended December 31, 2015, the Company included the impact of changes in volume related to net interest income in Item 4 “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Net Interest Income” in the Form 10-K. The Company did not address the impact of changes in rate related to net interest income because the impact the Company experienced was immaterial in the recent low interest rate environment. However, to the extent changes in rate become a material component of changes in interest income and expense, the Company will include this disclosure in future filings.

In addition, the Company also notes that as it has previously advised, that it currently discloses how interest rates may affect the Company’s portfolio and net interest income in the future under the section captioned “Interest rate risk” contained in Item 7A – Quantitative and Qualitative Disclosures About Market Risk.

Notes to Consolidated Financial Statements

Note 3 – Fair Value Disclosure, page 71

2.	We note your response to prior comment 2. Please confirm to us that in future filings you will disclose the valuation technique(s) and inputs used by third-party brokers and/or pricing services used in the fair value measurement of your commercial real estate securities categorized within Level 2 in accordance with ASC 820-10-50-2.bbb.

Company Response:

The Staff’s comment is noted and the Company will provide the requested information in future periodic filings.

* * * * *

In regards to the Form 10-K, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 822-0726 or Jay L. Bernstein or Andrew S. Epstein of Clifford Chance US LLP, counsel to the Company at (212) 878-8527 or (212) 878-8332.

Sincerely,

/s/ Jai Agarwal

Jai Agarwal

Chief Financial Officer, Treasurer and Secretary

cc:	Securities and Exchange Commission
Mark Rakip

Apollo Commercial Real Estate Finance, Inc.
Stuart A. Rothstein

Clifford Chance US LLP
Jay L. Bernstein
Andrew S. Epstein